

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
Charles R. Kraus
Vice President, General Counsel
Lone Pine Resources, Inc.
Suite 1100, 640-5th Avenue SW
Calgary, Alberta Canada T2P 3G4

> **Re: Lone Pine Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 30, 2012**
> **File No. 333-183632**

Dear Mr. Kraus:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Signatures, page II-6

1. Please amend your registration statement to include signatures required by Instruction 1 to the Signatures page of Form S-4. For example, an authorized representative in the United States is required to sign on behalf of a foreign person, such as co-registrant Lone Pine Resources Canada Ltd. Please also note that the registration statement must be signed by each registrant's principal executive officer or officers, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions.

Exhibits

Exhibit 5.1

2.   Please obtain a new or revised legality opinion that opines on the laws of Alberta,
        Canada, where Lone Pine Resources Canada Ltd. is incorporated. Refer to Section
        II.B.1.e of *Legality and Tax Opinions in Registered Offerings,* Staff Legal Bulletin No.
        19 (October 14, 2011).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility for
     the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the federal
     securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Shelley Barber
        Vinson & Elkins LLP